SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
May 2003	000-31645

BIRCH MOUNTAIN RESOURCES LTD.

(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7

(Address of Principal Executive Offices)

Telephone (403) 262-1838

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________	No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):         N/A

Total Number of pages is 30

BRITISH COLUMBIA SECURITIES COMMISSION

YEAR END

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.		QUARTER ENDED 2002/12/31	DATE OF REPORT YY/MM/DD 2003/05/12
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY PROVINCE CALGARY AB	POSTAL CODE T2P 2V7	ISSUER FAX NO. (403) 263-9888	ISSUER Telephone (403) 262-1838
CONTACT NAME DON L. DABBS	CONTACT POSITION Vice President & CFO		CONTACT TELEPHONE (403) 262-1838
CONTACT EMAIL ADDRESS dabbsd@birchmountain.com		WEB SITE ADDRESS www: birchmountain.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE "Donald L. Dabbs"	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 2003/05/12
DIRECTOR'S SIGNATURE "Douglas J. Rowe"	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 2003/05/12

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - YEAR END REPORT

December 31, 2002

SCHEDULE A: FINANCIAL STATEMENTS

The annual audited financial statements for the fiscal year ended December 31, 2002, prepared by Management and audited by Meyers Norris Penny LLP are attached.

Birch Mountain Resources Ltd.

Consolidated Financial Statements

December 31, 2002 and 2001

Birch Mountain Resources Ltd.
Auditors' Report

To the Shareholders of

Birch Mountain Resources Ltd.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

 Chartered Accountants

Calgary, Alberta

April 29, 2003

Comments for U.S. Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company's ability to continue as a going concern, as referred to in Note 1 to these consolidated financial statements. Our report to the shareholders dated April 29, 2003, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such matters in the auditors' report when the facts are adequately disclosed in the financial statements.

Chartered Accountants

Calgary, Alberta

April 29, 2003

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
As at December 31

	2002	2001
Assets
Current
Cash and cash equivalents (Note 4)	47,782	290,714
Accounts receivable	14,236	32,968
Share subscription receivable	15,000	-
Investments (Note 5)	20,000	-
Prepaids and deposits	4,922	60,097
	101,940	383,779
Capital assets (Note 6)	163,152	225,828
	265,092	609,607
Liabilities
Current
Accounts payable (Note 7)	934,131	309,101
Shareholders' equity (deficiency)
Share capital (Note 9)	25,186,910	24,346,505
Deficit	(25,855,949)	(24,045,999)
	(669,039)	300,506
	265,092	609,607

(signed) "Donald L. Dabbs"	Director
Donald L. Dabbs

(signed) "Kerry E. Sully"	Director
Kerry E. Sully

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the years ended December 31

	2002	2001	2000
Expenses
Amortization	47,558	59,046	55,385
Consulting	2,400	67,271	650,172
Mineral exploration costs	976,305	941,530	-
Office	233,043	284,698	228,276
Professional fees	264,584	450,538	322,499
Research costs	42,514	128,068	160,539
Salaries, management fees and benefits	437,786	428,171	475,912
Shareholder services and promotion	143,046	267,921	278,583
Loss before the following	2,147,236	2,627,243	2,171,366
Interest and other income	(986)	(72,560)	(194,504)
Gain on disposal of investment	-	(15,463)	-
Limestone sale	(250,000)	-	-
Writedown of mineral exploration costs	-	-	1,792,388
	(250,986)	(88,023)	1,597,884
Loss before income taxes	1,896,250	2,539,220	3,769,250
Future income tax recovery	(86,300)	(359,825)	(238,622)
Net loss for year	1,809,950	2,179,395	3,530,628
Deficit, beginning of year, as previously stated	(24,045,999)	(13,528,173)	(9,997,545)
Adjustment for change in accounting policy (Note 3)	-	(8,338,431)	-
Deficit, beginning of year, as restated	(24,045,999)	(21,866,604)	(9,997,545)
Deficit, end of year	(25,855,949)	(24,045,999)	(13,528,173)
Loss per share
Basic	(0.05)	(0.06)	(0.11)

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31

	2002	2001	2000
Cash flows from operating activities
Cash received from customers	269,004	-	-
Interest income received	714	90,265	168,530
Cash paid to employees	(782,086)	(805,464)	(475,912)
Cash paid to suppliers	(660,170)	(1,875,408)	(1,103,616)
	(1,172,538)	(2,590,607)	(1,410,998)
Cash flows from financing activities
Issuance of common shares for cash	911,705	72,500	4,386,926
Share issuance costs	-	-	(36,536)
	911,705	72,500	4,350,390
Cash flows from investing activities
Proceeds on disposal of investment	-	31,392	-
Proceeds on disposal of capital assets	18,000	-	-
Purchase of capital assets	(99)	(84,286)	(118,922)
Mineral exploration costs	-	-	(902,313)
	17,901	(52,894)	(1,021,235)
Increase (decrease) in cash	(242,932)	(2,571,001)	1,918,157
Cash at beginning of year	290,714	2,861,715	943,558
Cash at end of year	47,782	290,714	2,861,715

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

1.	Nature of operations and going concern considerations
Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company has incurred a net loss of $1,809,950 during the year ended December 31, 2002 (2001 - $2,179,395; 2000 - $3,530,628) and as at December 31, 2002, has a deficit of $25,855,949.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments which might be necessary should the Company be unable to continue its operations as a going concern.

2.	Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Swift River Minerals Ltd., and Rockyview Development Limited and its subsidiaries. Swift River Minerals Ltd. was voluntarily dissolved on June 30, 2000. Rockyview Development Limited and its subsidiaries have been inactive for the past four years.

(a)	Mineral Exploration Costs

During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, "Enterprises in the Development Stage" (see Note 3). Pursuant to the adoption of this Guideline, commencing January 1, 2001, the Company expenses mineral exploration costs unless the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project.

Previously, the Company capitalized all of the exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that sufficient exploration had not occurred to assess whether the deferred costs would be recovered from a geological resource or reserve.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

2.	Significant accounting policies (continued)
Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.
(b)	Capital Assets
Capital assets are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Annual Rate
Equipment	Declining balance	20% - 30%
Computer	Declining balance	30% - 100%
Automotive	Declining balance	30%
Leasehold improvements	Straight line	20%

(c)	Future Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences - the difference between the carrying amount of an asset or liability in the consolidated balance sheet and its tax basis - at the rate enacted at the date of the balance sheet. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value are reflected in income.

(d)	Stock Options

The Company has adopted the new Canadian Institute of Chartered Accountant's standard for stock based compensation. No compensation costs are recognized upon the granting of options and share capital is credited when options are exercised. The new standard does require additional disclosures including proforma information as if the fair value based method had been used to account for employee options.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less. Cash subject to restrictions that prevent its use for current purposes is included in restricted cash.

(f)	Investments
The investment in marketable securities is recorded at the lower of cost or quoted market value. If market value is less than cost, the unrealized loss is charged to income.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

2.	Significant accounting policies (continued)
(g)	Flow-through Shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. The tax benefits renounced are reflected as a future tax liability and deducted from the proceeds of share capital.

(h)	Research Costs

The Company is actively engaged in researching new mineral technology applications. Costs associated with such projects, including patent application costs, are expensed in the period they are incurred.

(i)	Per Share Amounts

Earnings per share amounts are computed using the weighted average number of common shares outstanding. On January 1, 2001, the Company adopted the treasury stock method to calculate diluted earnings per share which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price during the period.

(j)	Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

(k)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3.	Adoption of accounting policies
(a)	Stock Based Compensation

Effective January 1, 2002 the Company adopted CICA Handbook 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The new standard sets out a fair-value based method of accounting that is required for certain, but not all, stock-based transactions.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

3.	Adoption of accounting policies (continued)
(b)	Stock Based Compensation (continued)

The new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, Handbook 3870 requires additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair-value based accounting method had been used to account for employee stock options (see Note 10).

(c)	Per Share Amounts

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of earnings per share amounts. The Company adopted this new standard effective January 1, 2001, and has applied it retroactively to calculate earnings per share. Under the new standard, the treasury stock method is used, instead of the imputed earnings method, to determine the dilutive effect of stock options and other instruments. Under the treasury stock method, only "in the money" dilutive instruments have an impact on the diluted calculations. The effect of stock options and warrants on the per share amounts for the years presented are anti-dilutive as their inclusion would reduce the loss per share; therefore, diluted amounts are not presented.

(d)	Mineral Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 11 "Enterprises in the Development Stage" (AcG-11). The Guideline was effective for fiscal periods beginning on or after April 1, 2000. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability. When the carrying value of a property exceeds its net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company's assessment of a property's realizable value), a provision is made for the impairment in value. Prior to the adoption of this guideline, mineral leases and permits were recorded at cost. Cost included cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures were capitalized and deferred until the leases and permits to which they related were placed into production, sold, allowed to lapse, or abandoned.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

3.	Adoption of accounting policies (continued)
(d)	Mineral Exploration Costs (continued)

These costs were to be amortized over the estimated useful lives of the leases and permits following the commencement of production, or written off if the leases and permits were sold, allowed to lapse, or abandoned. The Company assessed the carrying value of these mineral exploration costs annually and then, based on estimates, adjusted the carrying amount for any impairments in value or surrender of permits or leases. The net costs related to abandonment or impairment were charged to earnings.

The Company was aware that there were differing views of how AcG-11 could affect mining companies with respect to deferred mineral exploration costs. Although the Company had, and still continues to hold, sizeable land areas under mineral exploration leases and permits, it adopted AcG-11 and, in the absence of quantifiable evidence of a geological resource or reserve, wrote off its deferred mineral exploration costs. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001, by $8,338,431. Prior periods have not been restated.

In March 2002, subsequent to the adoption of the accounting policy, the CICA issued Emerging Issues Committee "Accounting by Mining Enterprises for Exploration Costs" (EIC-126) as additional guidance on this matter. Among other things, EIC-126 concluded that a mining enterprise that has not established mineral reserves objectively and, therefore, has no basis for preparing a projection of the estimated future net cash flow from the property is not precluded from capitalizing exploration costs, nor is it obliged to conclude that the capitalized costs have been impaired.

While the Company understands that EIC-126 provides additional clarification and guidance to support its previous policy for accounting for mineral exploration costs, the Company believes the change in accounting policy is appropriate for its circumstances and is consistent with reporting practices followed in the United States. The Company considers its exploration properties to be prospective, and will continue its exploration activities in search of an economic ore body.

4.	Cash and cash equivalents

	2002	2001
Cash, available for use	47,782	271,714
Cash, subject to restriction	-	19,000
	47,782	290,714

Cash subject to restriction represents an amount on deposit as security for a letter of credit to the government of Manitoba.
5.	Investments

Under the terms of an agreement referred to in Note 8, the Company received common shares of Shear Minerals Ltd. and Marum Resources Inc. The market value of these shares upon receipt, and at December 31, 2002 was $20,000. The receipt of those shares resulted in a corresponding $20,000 credit to mineral exploration costs as a cost recovery.

These shares were sold subsequent to the year end for net proceeds approximating $26,700.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

6.	Capital assets

	2002		2001
	Cost	Net Book Value	Cost	Net Book Value
Equipment	271,568	105,139	271,470	128,852
Computer	227,482	37,045	227,482	50,711
Automotive	-	-	38,417	20,522
Leasehold improvements	30,009	20,968	30,009	25,743
	529,059	163,152	567,378	225,828

7.	Accounts payable
Included in accounts payable is $67,083 of loans payable. These loans are unsecured, due on demand and bear interest at an average rate of 7%.

8.	Mineral exploration costs
(a)	Alberta
Athabasca Region

Although the Company has adopted the policy of expensing mineral exploration costs, it still holds a significant number of mineral rights in the Athabasca and Birch Mountain regions of northern Alberta.

The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc. and Albian Sands Energy Inc. The agreements provide for a co-operative development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

During 2001, certain lands in the Marguerite River area were designated wildlife preserves under the Special Places 2000 initiative of the Alberta Government. This designation effects only a small portion of the land interests held by the Company, and it is management's opinion that this designation will have a minimal effect on the Company.

At December 31, 2001, the Company's mineral property in the Athabasca region comprised of 83 permits and 27 leases covering 675,316 hectares (1,668,375 acres).

In April 2002, the Company filed its assessment report for $5.15 million of expenditures comprising of direct spending by the Company as well as significant costs incurred by other parties involved with the Company as a result of Co-Development Agreements. Also during the year, certain permits were allowed to lapse thereby reducing the Company's Athabasca mineral property by approximately 348,000 hectares leaving the Company's land position in this region at 326,000 hectares (806,000 acres) at December 31, 2002.

Based on the amount of land held under lease at December 31, 2002, annual lease payments of approximately $172,000 will be required. Under a 2002 agreement, Suncor Energy Inc. has agreed to pay $39,000 of these lease rentals, covering six mineral leases, until 2014.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

8.	Mineral exploration costs (continued)
(a)	Alberta (continued)

In 2002, the Company established an Industrial Minerals Division to take advantage of potential business opportunities arising from the Company's ownership of the rights to mine and market limestone from its Athabasca mineral leases. In September 2002, the Company announced a sale of limestone to Suncor Energy Ltd. for $250,000. Following this, the Company completed a geological appraisal of a potential limestone quarry in the area and is continuing to investigate the establishment of a dual-purpose quarry capable of supplying limestone aggregate and quicklime to the Fort McMurray area.

In December 2002, the Company acquired a 100% undivided interest in a mineral lease located near the limestone property in exchange for a Limestone Royalty of $0.15 per tonne of limestone sold from the proposed quarry.

Birch Mountains Region

At December 31, 2002, the Company's mineral property in the Birch Mountains region comprised of 10 permits covering 92,160 hectares (227,731 acres). Diamond-bearing kimberlite intrusive rocks are the principal exploration target on this property, but the Company has also conducted some preliminary precious metal exploration in this region as well.

The assessment filed in April 2002 was applied to the permits in the Birch Mountains region.

During 2001, the Company entered into an agreement with Shear Minerals Ltd. (Shear) and Marum Resources Inc. (Marum). Under the terms of the agreement, Marum agreed to pay 100,000 of their shares, and Shear agreed to pay 50,000 of their shares, to the Company. These shares were issued to the Company during 2002. Per the agreement, Marum and Shear can earn a total of 30% interest in the diamond rights held by the Company by spending $150,000 on exploration and by completing three drill holes, within the first year of the agreement. Marum and Shear can earn an additional 30% interest in the diamond rights in year two by spending $150,000 on exploration, and another 30% interest in the diamond rights, for a total of 90% interest in the diamond rights, by spending $250,000 on exploration in year three of the agreement. The Company will retain a 10% interest in the project and will hold a 2% gross overriding royalty on diamond production from the property. Marum and Shear may purchase 1% of the gross overriding royalty at any time for a payment of $2,000,000.

(b)	Manitoba

The Company's exploration activity in Manitoba was in the Dawson Bay area. The Dawson Bay mineral property is held by Dawson Bay Minerals Inc., a wholly owned subsidiary of Birch Mountain Resources Ltd.

On May 8, 2001 the Company announced that it had relinquished 82,030 hectares (202,614 acres) of special exploration permits in the Dawson Bay area, retaining only one exploration permit covering 9,784 hectares (21,177 acres). During 2002, the Company announced it had elected to let the remaining permit lapse and has no mineral interest in Manitoba.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(c)	Total mineral exploration costs over the years consist of the following:

	2002 Expensed	2001 Expensed	2000 Capitalized
Administration	66,941	6,414	71,136
Assay and geological	9,138	56,091	210,313
Land lease and permit *	117,778	171,250	1,579,366
Materials, services and drilling	300,381	177,744	140,103
Rental	45,172	81,228	58,486
Salaries	421,419	342,915	185,303
Travel and accommodations	15,476	105,888	57,606
	976,305	941,530	2,302,313

* The 2000 land lease and permit cost includes $1,400,000 relating to shares issued for mineral permits.

9.	Share capital
The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.
(a)	Authorized capital
Unlimited number of common voting shares
Unlimited number of preferred shares issuable in series
Unlimited number of non-voting shares
(b)	Common shares

	Number	Amount
Balance December 31, 2000	33,552,966	24,633,830
Issued for cash
Private placement	94,156	72,500
Tax benefits renounced on flow-through shares	-	(359,825)
Balance December 31, 2001	33,647,122	24,346,505
Issued for cash
Private placements	2,397,277	716,205
Flow-through shares	842,000	210,500
Tax benefits renounced on flow through shares	-	(86,300)
	36,886,399	25,186,910

In December 2002, the Company completed a private placement of 2,071,910 units at $0.25 per unit. Of these, 842,000 units were flow through. All units consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.75 for a period of 16 months after closing.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

9.	Share capital (continued)
(b)	Common shares

In June and July 2002, the Company completed two additional private placements of 1,167,367 units at $0.35 per unit. Each unit consisted of one common share plus one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $1.00 for a period of 14 months after closing.

At December 31, 2002, the Company had renounced all of its flow-through commitment and incurred $75,634 of expenditures. The balance of $134,866 of qualifying expenditures has been incurred subsequent to the year end.

During 2001, the Company completed a private placement of 94,156 units at $0.77 per unit, none of which were flow-through units. Each unit consisted of one common share. No commissions were paid in relation to this issue.

At December 31, 2001, the Company had incurred and renounced approximately $1,259,000 of its flow-through commitment of $1,334,000.

During 2001, the Company entered into an agreement with AuRIC Precious Metals Inc. (AuRIC) to purchase rights to a customized fire assay protocol developed by AuRIC. The contract includes provisions for independent, third-party verification tests using a double-blind, chain-of-custody test protocol, the costs of which are to be born by the Company. When the Company is satisfied that AuRIC has met all of the conditions of the agreement, the Company has agreed to purchase the assay protocol from AuRIC for consideration of US$400,000 plus 640,000 common shares of the Company, 400,000 that will be free trading, and the issuance of which must comply with the applicable laws in Canada and the United States. Independent verification tests conducted to date are inconclusive.

During the 2000 year, the Company entered into an agreement with American Precious Metal (APM) whereby APM will provide introductions to parties who could aid in advancing the determination of precious metals. The Company issued 350,000 shares at $1.40 during the year and were to issue an additional 150,000 shares upon the determination that APM had delivered to Birch a successful assay method, as confirmed by independent tests done in a third-party laboratory. To date, APM has not presented an assay method and, as a result, the Company has not issued any additional shares to APM.

(c)	Preferred Shares

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

9.	Share capital (continued)
(d)	Reserved for Issue
Options

The Company has two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. The plan is administered by the Compensation Committee of the Board of Directors and contains provisions stating that the option period may not exceed 5 years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan") which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to afford persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,392,674. The plan is administered by the Board of Directors who determine to whom options shall be granted including the terms, pricing and vesting of the grants.

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2000 outstanding	1,920,000	0.22 - 1.36	0.85	2002 - 2004
Granted	683,750	0.60 - 0.65	0.62	2006
Cancelled	(305,000)	0.70	0.70	2004
December 31, 2001 outstanding	2,298,750	0.22 - 1.36	0.77	2002 - 2006
Granted	2,555,000	0.26 - 0.34	0.30	2007
Cancelled	(135,000)	0.70	0.70	2002
December 31, 2002 outstanding	4,718,750	0.22 - 1.36	0.54	2003 - 2007

The following summarizes information about stock options outstanding as at December 31, 2002 under both plans:

	Number of Shares	Expiry date	Option Price ($)
Original Plan
	150,000	March 2003	0.90
	75,000	July 2003	0.22
	490,000	November 2003	0.35
	30,000	July 2004	1.25
	735,000	November 2004	1.36
	408,750	January 2006	0.60
	275,000	April 2006	0.65
	1,140,000	March 2007	0.26
	3,303,750		0.63
2002 Plan
	1,415,000	April 2007	0.34
Both Plans	4,718,750		0.54

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

9.	Share capital (continued)
Warrants
In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2001 outstanding	1,410,781	1.50	1.50	2002
Issued	3,239,277	0.75 - 1.00	0.84	2003 - 2004
Expired	(1,410,781)	1.50	1.50	2002
December 31, 2002 outstanding	3,239,277	0.75 - 1.00	0.84	2003 - 2004

10.	Stock-based compensation

The Company accounts for stock-based compensation using the intrinsic value method. Under this method, no costs are recognized in the financial statements for share options granted to employees or directors when the options are issued at market value. Effective January 1, 2002, Canadian Generally Accepted Accounting Principles require disclosure of the impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. Had the fair value method been used, the Company's net earnings and net earnings per share would have been as follows for the year ended December 31, 2002:

	December 31, 2002 As reported	December 31, 2002 Pro-forma
Net loss	1,809,950	2,079,950
Loss per share, basic	(0.05)	(0.06)

The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected life	5 years
Risk free interest rate	4.5%
Expected volatility	30%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Change in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

11.	Continuing obligations
The Company rents premises and equipment under operating leases expiring during the next three years requiring annual payments as follows:
2003	290,843
2004	50,173
2005	30,000

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

12.	Related-party transactions
The Company had the following transactions with related parties:
•	Included in shareholder services and promotion are amounts of $9,888 (2001 - $8,288; 2000 - $5,750) paid to a company controlled by the spouse of a director.
•	Included in professional fees is $46,614 (2001/2000 - nil) of consulting and legal fees paid to a company owned by an officer.
•	Included in professional fees is $61,664 (2001 - $156,050, 2000 - $130,151) of legal fees paid to two firms in which officers are partners.
•	Included in accounts payable is $68,763 (2001 - $2,304) relating to these transactions.
These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.	Income taxes
Future income tax assets consist of the following temporary differences:

	2002	2001	2000
Mineral exploration costs	5,838,957	5,355,105	2,004,052
Capital assets	101,291	172,156	141,985
Scientific Research and Experimental Development
Expenditures Unclaimed	86,806	89,157	94,471
Loss carryforwards	987,185	869,553	662,160
Share issuance costs	12,519	21,843	32,780
Valuation allowance	(7,026,758)	(6,507,814)	(2,935,448)
Future tax assets (net of valuation allowance)	-	-	-

At December 31, 2002, the Company has the following deductions available:
•	Canadian mining exploration costs and undepreciated capital cost allowance of $14,600,000 (2001 - $13,352,000, 2000 - $12,000,000) which may be carried forward indefinitely;
•	Scientific Research and Experimental Development costs of $211,000, which may be carried forward indefinitely; and
•	Non-capital loss carryforwards of approximately $2,147,000 will expire as follows:

2003	307,000
2004	297,000
2005	132,000
2006	185,000
2007	-
2008	754,000
2009	472,000

In addition to the above, the Company has the following deductions available, which have not been reflected in the financial statements:
•	Capital losses of $3,500,000 which may be carried forward indefinitely; and
•	Investment tax credits of $38,000 available for carry forward to 2005.
Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

13.	Income taxes (continued)
The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

	2002	2001	2000
Loss before taxes	1,809,950	2,539,220	3,769,250
Expected tax recovery	742,080	1,069,266	1,681,839
Other	(3,587)	(25,007)	(9,464)
Resource allowance	(55,971)	(64,780)	(184,491)
Share issue costs	8,749	9,093	73,035
Valuation allowance	(604,971)	(628,747)	(1,322,297)
Future income tax recovery	86,300	359,825	238,622

14.	Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an industrial mineral division to pursue the development of its limestone property. The Company's activities are focused on Western Canada.

	Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
2002
Revenue	-	-	250,000	986	250,986
Expense	863,845	42,514	112,460	1,128,417	2,147,236
Loss	(863,845)	(42,514)	137,540	(1,127,431)	(1,896,250)
Assets	81,600	-	-	183,492	265,092
2001
Revenue	-	-	-	88,023	88,023
Expense	941,530	128,068	-	1,557,645	2,627,243
Loss	(941,530)	(128,068)	-	(1,469,622)	(2,539,220)
Assets	56,459	82,872	-	470,276	609,607
2000
Revenue	-	-	-	194,504	194,504
Expense	1,792,388	160,539	-	2,010,827	3,963,754
Loss	(1,792,388)	(160,539)	-	(1,816,323)	(3,769,250)
Assets	8,404,507	30,088	-	3,056,524	11,491,119

15.	Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

The carrying amount of cash, accounts receivable, investments, accounts payable approximates their fair value due to the short-term maturities of these items.
Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

16.	Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)

The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $135,000 at December 31, 2002 (2001 - $75,000).

(b)

Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities. With the adoption of the policy for accounting for mineral exploration costs described in Note 3, the Company's treatment of mineral exploration costs is similar to the treatment under U.S. GAAP, resulting in no material differences for 2002 and 2001.

(c)

Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	2002	2001
Deficit under Canadian GAAP	25,855,949	24,045,999
Future income taxes	1,316,189	1,229,889
Deficit under U.S. GAAP	27,172,138	25,275,888

In addition, the impact on the consolidated statements of loss would be as follows:

	2002	2001	2000
Net loss for the year under Canadian GAAP	1,809,950	2,179,395	3,530,628
Exploration expenditures	-	-	509,885
Future income taxes	86,300	359,825	238,662
Net loss for the year under U.S. GAAP	1,896,250	2,539,220	4,279,175
Loss per share under U.S. GAAP
Basic	(0.05)	(0.08)	(0.13)

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

16.	Material differences between Canadian and United States generally accepted accounting principles (continued)

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value-based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2002, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value-based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model assuming no dividends are paid, annual risk-free interest rate of 4.5% to 5%, expected volatility of 12% to 30% and an expected life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	2002	2001	2000
Net loss for the year under U.S. GAAP	1,896,250	2,539,220	4,279,175
Pro-forma stock compensation	270,000	95,061	193,087
Pro-forma loss for the year under U.S. GAAP	2,166,250	2,634,281	4,472,262
Loss per share under U.S. GAAP
Basic	(0.06)	(0.08)	(0.14)

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - YEAR END REPORT

December 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	a)	Summary of deferred exploration costs.
Exploration costs are expensed as incurred.
	b)	During the period the material expenditures were as follows:

	Oct - Dec 3 Months		Dec-02 Year

Amortization		8,296		47,558
Consulting		2,400		2,400
Mineral Exploration Costs		282,758		976.305
Equipment Rental	1,418		45,172
Lab Rental & Utilities	15,362		66,941
Transportation & Accommodation	3,526		15,477
Materials & Supplies	3,365		17,419
Mineral Lease	23,861		117,778
Third Party Services	127,351		292,100
Personnel	107,875		421,419
Office		67,639		233,043
Professional Fees		78,757		264,584
Accounting	311		800
Audit Fees Can	10,983		10,174
Audit Fees US	0		1,650
IT	15,000		30,000
Legal Fees	52,463		221,960
Research Costs		6,655		42,514
Materials, Assays
Services & Contracts	4,186		24,051
Salaries & Travel	2,469		18,463
Salaries, Management Fees & Benefits		96,674		437,786
Shareholder Services and Promotions		20,894		143,046

2.	Related party transactions during the period:
The Company had the following transactions with related parties:
•	Included in shareholder services and promotion are amounts of $9,888 (2001 - $8,288; 2000 - $5,750) paid to a company controlled by the spouse of a director.
•	Included in professional fees is $46,614 (2001/2000 - nil) of consulting and legal fees paid to a company owned by an officer.
•	Included in professional fees is $61,664 (2001 - $156,050, 2000 - $130,151) of legal fees paid to two firms in which officers are partners.
•	Included in accounts payable is $68,763 (2001 - $2,304) relating to these transactions.
These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
3.	Summary of securities issued and options granted during the period:
(a)	Securities issued during the period:
At December 31, 2002, 36,886,399 shares were outstanding.

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
12/19/02	Common Shares	Private Placement	2,071,910	0.25	518,125	Cash
07/19/02	Common Shares	Private Placement	285,715	0.35	100,000	Cash
06/06/02	Common Shares	Private Placement	881,652	0.35	308,578	Cash

(b)	Options granted during the period:

Date	Number	Name or Description Of Optionee	Exercise Price	Expiry Date
03/18/02	100,000	Hugh Abercrombie	$0.26	03/18/07
03/18/02	200,000	Donald Dabbs	$0.26	03/18/07
03/18/02	390,000	Douglas Rowe	$0.26	03/18/07
03/18/02	150,000	Kerry Sully	$0.26	03/18/07
03/18/02	100,000	Lanny McDonald	$0.26	03/18/07
03/18/02	100,000	Charles Hopper	$0.26	03/18/07
03/18/02	100,000	Jack Clark	$0.26	02/18/07
04/03/02	65,000	Hugh Abercrombie	$0.34	04/03/07
04/03/02	100,000	Donald Dabbs	$0.34	04/03/07
04/03/02	90,000	Douglas Rowe	$0.34	04/03/07
04/03/02	125,000	Kerry Sully	$0.34	04/03/07
04/03/02	150,000	Lanny McDonald	$0.34	04/03/07
04/03/02	125,000	Charles Hopper	$0.34	04/03/07
04/03/02	125,000	Jack Clark	$0.34	04/03/07
04/03/02	50,000	John Houghton	$0.34	04/03/07
04/03/02	40,000	Suzanne Loov	$0.34	04/03/07
04/03/02	100,000	Consultants	$0.34	04/03/07
04/03/02	425,000	Staff	$0.34	04/03/07

4.	Summary of securities as at the end of the reporting period:
a)	Description of authorized share capital:
Unlimited number of voting common shares without par value
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares
b)	Number and recorded value for shares as at the end of this reporting period:
Issued and outstanding: 36,886,399
Value: $25,186,910
c)	Description of warrants and options outstanding at December 31, 2002.

Number	Exercise Price	Expiry Date
Warrants
881,652	$1.00	06/06/03
285,715	$1.00	07/19/03
2,071,910	$0.75	06/19/04

Options
150,000	$0.90	03/09/03
75,000	$0.22	07/13/03
490,000	$0.35	11/16/03
30,000	$1.25	07/26/04
735,000	$1.36	11/18/04
408,750	$0.60	01/27/06
275,000	$0.65	04/24/06
1,140,000	$0.26	03/18/07
1,415,000	$0.34	04/03/07

d)	All common shares held by Computershare Trust Company of Canada under the terms of a voluntary pooling agreement were released 05/09/01.

5.	Directors and Officers as at the date this report is signed and filed:

Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne L. Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

BIRCH MOUNTAIN RESOURCES LTD.

FORM 51-901F - YEAR END REPORT

December 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.         Description of Business

Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") is a mineral exploration and mineral technology company. Mineral exploration is confined to Alberta, Canada.

Landholdings

Birch Mountain's Alberta mineral properties are held as either metallic and industrial mineral permits or leases that are issued by the Alberta government. Mineral permits have a non-renewable 10-year term, subject to escalating biannual mineral assessment expenditure requirements ranging from $5.00-15.00 per hectare. Mineral leases have a renewable 15-year term, subject to payment of an annual rent of $3.50 per hectare. In Alberta, mineral permits held in good standing may be converted to mineral leases any time prior to the expiry of their 10-year term.

Total landholdings under mineral leases and permits at December 31st

	2002		2001		2000
Project	hectares	acres	hectares	acres	hectares	acres
Athabasca	326,332	806,382	675,316	1,668,735	765,306	1,891,105
Birch Mts.	92,160	227,731	92,160	227,731	82,944	204,959

Dawson Bay	-	-	9,784	24,177	92,225	227,893

Total	418,492	1,036,113	777,260	1,920,643	940,475	2,323,957

In August 2002, the Alberta Department of Energy notified Birch Mountain that it had accepted the April 2002 assessment filing of $5.15 million in exploration expenditures for the Athabasca and Birch Mountains mineral properties. The assessment expenditures were applied to 55 minerals permits covering 360,675 hectares (861,900 acres). Additional assessment-eligible work has been completed and will be available for future assessment reports. A small number of Birch Mountain's Athabasca mineral permits reached the end of their 10-year term in 2002 and to lapsed, reducing Birch Mountain's Athabasca mineral property by 348,800 hectares (861,900 acres).

In 2003, additional mineral permits will reach their full 10-year term. Birch Mountain plans to convert certain of these to mineral leases prior to their expiry to preserve mineral rights in areas believed to be prospective for precious metals and industrial minerals.

Birch Mountain maintains its core exploration lands in Athabasca comprising 49,233 hectares (121,657 acres) held under mineral leases, requiring a net annual lease rental payment of $132,571, and 277,099 hectares (684,725 acres) held under mineral permits. Under an agreement announced September 26, 2002, Suncor Energy Inc. pays the annual rental on six mineral leases. In December 2002, Birch Mountain acquired an interest in a mineral lease located immediately east and south of the proposed limestone quarry in Township 94-10W4.

Birch Mountain's wholly owned subsidiary, Dawson Bay Minerals Inc., announced April 22, 2002, it had elected to allow Special Exploration Permit 99-1, covering 9,784 hectares near Dawson Bay, Manitoba, to lapse. Birch Mountain no longer holds any mineral interests in Manitoba, the Yukon Territory or Indonesia.

2.        Operations and Financial Conditions

Results of Operations

Corporate Income and Expense

Costs and Expenses

Total costs in 2002 were $1,170,931 (excluding $976,305 of mineral exploration and industrial mineral costs) down from $1,685,713 (excluding $941,530 of mineral exploration costs) in 2001, and down from $2,171,366 (excluding $1,792,388 in mineral exploration costs) in 2000. Salaries, management fees and benefits of $437,786 increased slightly in 2002 from $428,171 in 2001 and decreased compared to $475,912 in 2000. Expenses in 2002 reflect the increased focus on the industrial mineral potential of the Athabasca leases. Expenses in 2001 and 2000 reflected the increase in laboratory work and the filing of a U.S. and international patent application, and the preparation of assessment filings to hold our Athabasca and Birch Mountain mineral permits. Legal, consulting and staff costs associated with the suspension of trading imposed by the CDNS (now the TSX Venture Exchange) and the independent technical audit required by the Exchange represented a major component of the operating expenses in 2001 and 2000. The writing and filing of the Form 20-F Registration with the U.S. Securities and Exchange Commission also added to professional fees in both 2001 and 2000.

Corporate Income

Birch Mountain is engaged in precious metals exploration, technology development related to mineral characterization and extraction from geological sources on its mineral properties and industrial minerals development. The Company's main source of income from year to year is interest earned on its term deposits. The interest income over the years has varied with the amount of money in term deposits and has not been a significant component of the Company's ability to operate. Interest and other income in 2002 was $250,986 including the sale of limestone, compared to interest only income of $72,560 in 2001, and $194,504 in 2000.

The Company and its subsidiaries have limited income from production as most properties are still at an exploration stage and technology is still under development. The first sale of limestone for $250,000 occurred in September 2002. In the past the Company spent about $150,000 per month for management and shareholder services, laboratory analysis, and evaluation of geological samples, travel and other expenses. Outside consulting and legal expenses adds to this, and have run as high as $100,000 per month. In 2002, these expenditures were severely curtailed, as the Company had limited operating funds.

Liquidity and Capital Resources

The primary source of cash has been private placements. At December 31, 2002, the working capital was approximately negative $832,000, compared to $75,000 in 2001 and $2.6 million in 2000. Two Private Placements took place in 2002 for a total amount of $926,705 and only one during 2001 for the amount of $72,500. The Company completed a private placement financing of $2.7 million in January 2000, and the exercise of warrants in April 2000 provided an additional $1.3 million. Existing capital resources are inadequate to maintain operations at the current rate of investment to the end of 2003. A private placement financing was announced April 10, 2003, which would result in the issuance of 5,000,000 units at $0.25. Each unit consisting of one common share and one common share purchase warrant. In response to market interest, the total number of units was increased on April 28, 2003 to 6,000,000 units, which, if fully subscribed, would raise $1,500,000. This would provide sufficient funds to eliminate the working capital deficit and provide working capital to sustain basic operations to the end or 2003. Project specific financing may be available to advance the limestone/quicklime project.

While Birch Mountain has been successful in raising funds, we believe junior resource companies will continue to have difficulty financing new issues in 2003. As a result, the Company will remain prudent and cautious, preserving our working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

The Company has initiated the regulatory approval process to licence a limestone aggregate quarry which, when approved, has the potential produce stable long-term cash flow. In addition, the opportunity to produce quicklime from the same quarry for sale to oil sands companies is under active consideration.

Mineral Exploration Costs

Precious Metals Exploration Costs

Mineral Exploration Costs were $863,845 in 2002 and $941,530 in 2001 compared with $1,792,388 million in 2000. All exploration in 2002 was focused on the Company's Athabasca mineral properties. In 2001 the focus was on the two prairie gold prospects, directing 99% of the exploration expenditures to the Athabasca project and the balance to the Dawson Bay play, and in 2000, 90 % was directed to Athabasca.

Mineral Technology Costs

The Company spent $42,514 in 2002, down from $128,068 in 2001 and $160,539 in 2000 on scientific research, primarily on the development of proprietary extraction and analytical techniques. There were no similar expenditures on research in previous years. The results of the research led to the filing of a U.S. and international patent application in the spring of 2000. One U.S. patent was granted in December 2002.

Industrial Minerals Costs

In 2002 the company established an Industrial Mineral division in order to take advantage of the business opportunity in the market for limestone from its Athabasca leases. This division incurred cost of $112,460 during the year, which related to a geological investigation of the proposed limestone quarry, initial drilling and filing for environmental approvals. A sale of limestone for $250,000 occurred in September of 2002.

Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable to us. To the extent that the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to stockholders will result.

Common Shares of Marum Resources Inc. and Shear Minerals Ltd. were accepted in 2001 as the option payment under an agreement for these two companies to earn an interest in the Company's Birch Mountain properties by expending certain amounts on exploration. The Marum and Shear shares were subsequently sold in 2003. Tahera Corporation shares, which were accepted as a settlement of debt, and were sold during 2001. The Company only invests in bank guaranteed certificates of deposit, and consequently, no material loss from marketable security instruments are expected and the Company believes that interest rate exposure is limited. Birch Mountain does not use derivative instruments.

3)        Significant Events

Limestone Delineation Drill Program

Birch Mountain's Industrial Mineral Division received authorization from Alberta Sustainable Development to conduct a limestone delineation drill program on its Athabasca mineral property. The drilling started in December and was completed in January, 3003. Six continuously cored holes were drilled and completed to depths ranging from 16 to 45 m.

The Mineral Technology Division received an Issue Notification from the U.S. Patent and Trademark Office. Patent number 6,494,932 was issued on December 17, 2002.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 23, 2003

BIRCH MOUNTAIN RESOURCES LTD.

/s/ Donald L. Dabbs
DONALD L. DABBS Vice-President and CFO